Exhibit 99.10

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
199 Bay Street
Suite 4000, Commerce Court West
Toronto ON M5L 1A9 Canada
Tel: 416-863-2400 Fax: 416-863-2653

February 25, 2014

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Nova Scotia Securities Commission

New Brunswick Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

RE:    Algonquin Power & Utilities Corp. (the “Corporation”)

Re:     Prospectus Supplement for preferred shares dated February 25, 2014

Dear Sirs/Mesdames:

We refer to the offering by the prospectus supplement dated February 25, 2014 (the “Supplement”) to the short form base shelf prospectus of the Corporation dated February 18, 2014 relating to the offering of 4,000,000 Cumulative Rate Reset Preferred Shares, Series D.

We hereby consent to the reference to our name on the face page and under the heading “Interest of Experts” in the Supplement and to the reference to our name and opinions in the summaries under the heading “Certain Canadian Federal Income Tax Considerations” and under the heading “Eligibility for Investment” in the Supplement.

We confirm that we have read the Supplement and that we have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained in the Supplement that are derived from our opinions referred to above or that are within our knowledge as a result of services we performed in connection with the preparation of such opinions.

Yours very truly,

(Signed) Blake, Cassels & Graydon LLP

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